EXHIBIT 21.1

List of Subsidiaries at December 31, 2010

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries.  Each subsidiary is owned, directly or indirectly, by us.

Name	Jurisdiction of Incorporation
Catasys Health Minnesota, Inc.	Minnesota
Anxiolitix, Inc.	Delaware
Catasys International (Cayman), Ltd.	Cayman Islands
Catasys Switzerland, Sarl	Switzerland
Catasys Health, Inc.	Delaware